UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Renewable Energy Group, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75972A301

(CUSIP Number)

Carlson Capital, L.P.

Attn: Joe Brucchieri

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2017

Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75972A301	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,327,993
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,327,993

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,327,993
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 3.42%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 75972A301	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 625,887
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 625,887

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,887
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 1.61%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 75972A301	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Black Diamond Thematic Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 668,356
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 668,356

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,356
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 1.72%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 75972A301	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,750
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,750
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.09%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 75972A301	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,327,993
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,327,993

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,327,993
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 3.42%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 75972A301	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,327,993
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,327,993

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,327,993
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 3.42%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 75972A301	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,327,993
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,327,993

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,327,993
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 3.42%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 31, 2016, Amendment No. 1 thereto, filed with the SEC on October 5, 2016, and Amendment No. 2 thereto, filed with the SEC on July 6, 2017, on behalf of the Reporting Persons with respect to the shares of common stock, par value $0.0001 per share (the “Common Shares”), of Renewable Energy Group, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 3 constitutes an exit filing.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 1,327,993 Common Shares. Based upon a total of 38,855,313 Common Shares outstanding as of February 28, 2018, as reported in the Issuer’s Annual Report on
Form 10-K for the annual period ended December 31, 2017, filed with the SEC on March 9, 2018, the Reporting Persons’ shares represent approximately 3.42% of the outstanding Common Shares.1

Carlson Capital, Asgard II, Asgard I and Mr. Carlson may be deemed to beneficially own and have the power to vote and direct the disposition of (i) the 625,887 Common Shares reported herein as owned by DOF, (ii) the 668,356 Common Shares reported herein as owned by TOF, and (iii) the 33,750 Common Shares reported herein as owned by OFF.

DOF may be deemed to beneficially own and has the power to vote and dispose the 625,887 Common Shares reported herein as owned by it, which shares represent approximately 1.61% of the outstanding Common Shares.

[1]	On September 25, 2017, (i) the Reporting Persons may have been deemed to beneficially own in the aggregate 3,183,141 Common Shares, which, based on a total of 38,689,478 Common Shares outstanding as of July 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter period ended June 30, 2017, filed with the SEC on August 4, 2017, represented 8.23% of the outstanding Common Shares; (ii) DOF may have been deemed to beneficially own and have the power to vote and dispose 1,474,954 Common Shares; (iii) TOF may have been deemed to beneficially own and have the power to vote and dispose 1,634,516 Common Shares; (iv) OFF may have been deemed to beneficially own and have the power to vote and dispose 73,671 Common Shares; and (v) Carlson Capital, Asgard II, Asgard I and Mr. Carlson may have been deemed to beneficially own and have the power to vote and direct the disposition of the foregoing Common Shares reported herein as owned by DOF, TOF or OFF.

On November 14, 2017, (i) the Reporting Persons may have been deemed to beneficially own in the aggregate 2,680,000 Common Shares, which, based on a total of 38,832,605 Common Shares outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter period ended September 30, 2017, filed with the SEC on November 8, 2017, represented 6.90% of the outstanding Common Shares; (ii) DOF may have been deemed to beneficially own and have the power to vote and dispose 1,278,602 Common Shares; (iii) TOF may have been deemed to beneficially own and have the power to vote and dispose 1,337,520 Common Shares; (iv) OFF may have been deemed to beneficially own and have the power to vote and dispose 63,878 Common Shares; and (v) Carlson Capital, Asgard II, Asgard I and Mr. Carlson may have been deemed to beneficially own and have the power to vote and direct the disposition of the foregoing Common Shares reported herein as owned by DOF, TOF or OFF.

On March 26, 2018, (i) the Reporting Persons may have been deemed to beneficially own in the aggregate 2,200,000 Common Shares, which, based on a total of 38,855,313 Common Shares outstanding as of February 28, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the annual period ended December 31, 2017, filed with the SEC on March 9, 2018, represented 5.66% of the outstanding Common Shares; (ii) DOF may have been deemed to beneficially own and have the power to vote and dispose 1,036,872 Common Shares; (iii) TOF may have been deemed to beneficially own and have the power to vote and dispose 1,107,220 Common Shares; (iv) OFF may have been deemed to beneficially own and have the power to vote and dispose 55,908 Common Shares; and (v) Carlson Capital, Asgard II, Asgard I and Mr. Carlson may have been deemed to beneficially own and have the power to vote and direct the disposition of the foregoing Common Shares reported herein as owned by DOF, TOF or OFF.

TOF may be deemed to beneficially own and has the power to vote and dispose the 668,356 Common Shares reported herein as owned by it, which shares represent approximately 1.72% of the outstanding Common Shares.

OFF may be deemed to beneficially own and has the power to vote and dispose the 33,750 Common Shares reported herein as owned by it, which shares represent approximately 0.09% of the outstanding Common Shares.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share (exclusive of brokerage commissions and fees) for all transactions by the Reporting Persons in the Common Stock in the last 60 days, all of which were brokered transactions effected in the open market (unless otherwise noted), are set forth below.

Reporting Person	Trade Date	Purchased (Sold)	Price / Share
DOF	3/20/2018	(4,646.00)	$12.2536
DOF	3/21/2018	(24,308.00)	$12.3001
DOF	3/22/2018	(18,177.00)	$12.2990
DOF	3/23/2018	(31,262.00)	$12.2418
DOF	3/26/2018	(47,132.00)	$12.4860
DOF	3/27/2018	(34,562.00)	$12.8000
DOF	3/28/2018	(35,349.00)	$12.7821
DOF	4/4/2018	(24,351.00)	$13.3040
DOF	4/5/2018	(117,828.00)	$13.8109
DOF	4/6/2018	(70,696.00)	$13.8133
DOF	4/9/2018	(9,426.00)	$13.9075
DOF	4/10/2018	(6,786.00)	$13.6408
DOF	4/11/2018	(30,918.00)	$13.5196
DOF	4/12/2018	(23,566.00)	$13.4388
DOF	4/17/2018	(57,503.00)	$13.2680
TOF	3/20/2018	(4,961.00)	$ 12.25
TOF	3/21/2018	(25,958.00)	$ 12.30
TOF	3/22/2018	(19,410.00)	$ 12.30
TOF	3/23/2018	(33,383.00)	$ 12.24
TOF	3/26/2018	(50,328.00)	$ 12.49
TOF	3/27/2018	(36,907.00)	$ 12.80
TOF	3/28/2018	(37,746.00)	$ 12.78
TOF	4/4/2018	(26,003.00)	$ 13.30
TOF	4/5/2018	(125,820.00)	$ 13.81
TOF	4/6/2018	(75,493.00)	$ 13.81
TOF	4/9/2018	(10,065.00)	$ 13.91
TOF	4/10/2018	(7,247.00)	$ 13.64
TOF	4/11/2018	(33,015.00)	$ 13.52
TOF	4/12/2018	(25,164.00)	$ 13.44
TOF	4/17/2018	(61,404.00)	$ 13.27
OFF	3/20/2018	(250.00)	$12.2535
OFF	3/21/2018	(1,310.00)	$12.3001
OFF	3/22/2018	(980.00)	$12.2990
OFF	3/23/2018	(1,685.00)	$12.2418
OFF	3/26/2018	(2,540.00)	$12.4860
OFF	3/27/2018	(1,864.00)	$12.8000
OFF	3/28/2018	(1,905.00)	$12.7821
OFF	4/4/2018	(1,313.00)	$13.3040
OFF	4/5/2018	(6,352.00)	$13.8109

OFF	4/6/2018	(3,811.00)	$13.8133
OFF	4/9/2018	(509.00)	$13.9075
OFF	4/10/2018	(367.00)	$13.6408
OFF	4/11/2018	(1,667.00)	$13.5196
OFF	4/12/2018	(1,270.00)	$13.4388
OFF	4/17/2018	(3,100.00)	$13.2680

(d) Except as set forth herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares.

(e) On April 5, 2018, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Shares.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 19, 2018

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND THEMATIC OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CLINT D. CARLSON

/s/ Clint D. Carlson